[Ropes & Gray Letterhead]

March 31, 2008

Excelsior Equity Income Fund

Excelsior Funds Trust

One Financial Center

Boston, Massachusetts 02111-2621

Columbia Dividend Income Fund

Columbia Funds Series Trust I

One Financial Center

Boston, Massachusetts 02111-2621

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated as of March 20, 2008 between and among: (i) Excelsior Funds Trust, a Delaware statutory trust (“Excelsior Trust”), on behalf of one of its series, Excelsior Equity Income Fund (“Target Fund”); (ii) Columbia Funds Series Trust I, a Massachusetts business trust (“Columbia Trust”), on behalf of one of its series, Columbia Dividend Income Fund (“Acquiring Fund”); and (iii) Columbia Management Advisors, LLC (“Columbia Management”), the investment adviser to Acquiring Fund. The Agreement describes a proposed transaction (the “Transaction”) to occur as of the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by Acquiring Fund of all of the liabilities of Target Fund following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund. This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Section 8.5 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

Target Fund is a series of Excelsior Trust, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. Shares of Target Fund are redeemable at net asset value at each shareholder’s option. Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

Acquiring Fund is a series of Columbia Trust, which is registered under the 1940 Act as an open-end management investment company. Shares of Acquiring Fund are redeemable at net asset value at each shareholder’s option. Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

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For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy Statement dated January 16, 2008 and such other items as we have deemed necessary to render this opinion. In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

The facts presented in representation 5 of the letter from Acquiring Fund and representation 6 of the letter from Target Fund, each dated as of the date hereof (which facts are described in the subsequent paragraphs of this opinion), support the conclusion that, following the Transaction, Acquiring Fund will continue the historic business of Target Fund as an open-end investment company that seeks capital appreciation and current income. Both Funds currently pursue these goals by focusing on value stocks.1 Target Fund invests in stocks that have historically paid above average dividends or have potential for dividend growth. Similarly, Acquiring Fund invests in stocks that it believes have potential for dividend growth or particularly good prospects for capital appreciation.

As of September 30, 2007, a date that reflects the composition of the Funds’ portfolios prior to any investment changes made with a view to the Transaction,2 the Funds pursued their shared objectives by investing primarily in stocks of U.S. companies (85.5% of net asset value for Target Fund and 80.5% for Acquiring Fund) and foreign companies (12.9% and 10.6%, respectively). Consistent with their common goals and investment strategies, the Funds shared the same Morningstar Category and Style Box (“Large Value”).3 As “Large Value” funds, the Funds seek investments in the stocks of large-cap companies that their portfolio managers believe are undervalued and therefore trading at a discount. Since July 2007, as part of the coordination of responsibility for management of similar asset classes following the acquisition of Target Fund’s investment adviser by the ultimate parent of Acquiring Fund’s investment adviser, the two portfolio managers of Acquiring Fund have also served as two of the three portfolio managers of Target Fund.

[1]	Value stocks are stocks that appear to be under-priced based on measures such as lower price-to-earnings value and price-to-earnings growth rates. Growth stocks, in contrast, generally offer the potential for strong revenue and earnings and accompanying capital growth, with less dividend income than value stocks.
[2]	Unless otherwise noted, all observations regarding portfolio characteristics of Target Fund and Acquiring Fund are as of September 30, 2007.
[3]	The Morningstar Style Box is based on the most recently available equity holdings of a portfolio at the time of analysis, which can differ from a fund’s historic holdings. It is a nine-square grid that provides a graphical representation of investment style. For stocks and stock funds, it classifies securities according to market capitalization (the vertical axis) and growth and value factors (the horizontal axis). The Morningstar category, on the other hand, is assigned based on the underlying securities in each portfolio over the past three years.

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Further comparison of the Funds’ portfolios indicates that, consistent with their largely common management and similar goals and strategies, the Funds hold stocks with similar characteristics. First, stocks of companies with large market capitalizations predominate in their portfolios, although the average market capitalization of Target Fund’s investments was substantially lower than that of Acquiring Fund: $27.3 billion for Target Fund and $72.9 billion for Acquiring Fund.4 Each Fund invested more than 64% of the net asset value of its portfolio in a combination of giant-cap and large-cap stocks, with both Funds investing most heavily in giant-cap stocks (38% in the case of Target Fund and 63% in the case of Acquiring Fund). There was a total overlap of 72% in the portion of net asset value that each portfolio invested in issuers of varying market capitalizations. This overlap consisted of 38% in giant-cap stocks, 27% in large-cap stocks and 7% in medium-cap stocks. The main difference between the two Funds in this respect is that Target Fund invested more in medium capitalization companies (34%, versus only 7% for Acquiring Fund) and less in giant-cap companies (as described above). Acquiring Fund did not hold any of its assets in small-cap and micro-cap stocks and Target Fund held less than 1% of its assets in each.

Second, the Funds were closely aligned in terms of the growth and value characteristics of their investments, overlapping by 94% of net asset value in this respect.5 Each Fund invested about half of its portfolio in value stocks (53% for the Target Fund and 51% for the Acquiring Fund), over a third of its portfolio in core stocks (34% for the Target Fund and 40% for the Acquiring Fund), and the remainder in growth stocks (13% for the Target Fund and 9% for the Acquiring Fund).6 The Funds’ substantial overlap in categories defined both by market capitalizations (large, mid, small) and dominant stock characteristics (growth, value, or core), places both Funds in the same Morningstar Style Box.

Third, the composition of the Funds’ portfolios are similar both in allocation between domestic and foreign investment (as described above, both portfolios consisted principally of domestic stocks with a significant minority of assets in foreign stocks) and in terms of sector diversification. A comparison using three broad industry sectors: Information Technology, Services, and Manufacturing, shows an overlap of 92% of net asset value. The Funds made their most significant investments in Manufacturing companies (45% for Target Fund and 41% for Acquiring Fund), the second-highest in the Service sector (31% for Target Fund and 39% for

[4]	Morningstar uses a rolling breakpoint to define market capitalizations, which reflects a percentage of the market rather than a fixed number. Morningstar defines giant-cap stocks as the top 40% of market capitalization for each style zone; large-cap stocks represent the next 30%; medium-cap stocks are defined as the next 20%; and small-cap stocks represent the balance.
[5]	The value and growth characteristics of the Target Fund portfolio are as of October 31, 2007, a date that reflects the value and growth characteristics of the Funds’ portfolios composed prior to any investment changes made with a view to the reorganization.
[6]	Morningstar assigns an overall style score to stocks based on both growth and value characteristics of individual stocks compared to other stocks within the same capitalization band. Stocks are classified as “growth” if the score equals or exceeds the growth threshold, “value” if the score equals or falls below the value threshold, or “core” if the score falls somewhere in between. The thresholds between the three categories change over time.

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Acquiring Fund), and the smallest in the Information Technology sector (24% for Target Fund and 20% for Acquiring Fund). Upon further dividing each of these three industry sectors into a total of twelve sub-sectors, the Funds still share a total overlap of 82%.7 The Funds were reasonably diversified across these twelve sub-sectors: each invested about 20% of their net asset value in financial services (19.22% for Target Fund and 21.56% for Acquiring Fund), about 15% in consumer goods (15% for Target Fund and 15.42% for Acquiring Fund), a significant percentage in industrial materials (19.36% for Target Fund and 10.31% for Acquiring Fund), and both Funds had lesser investments in other sub-sectors.

There are a few differences between the Funds. First, Target Fund has an overall Morningstar Rating of 2 stars, while Acquiring Fund has a more favorable rating of 4 stars, indicating that, among Large Value funds, Target Fund had a below-median risk-adjusted return, whereas Acquiring Fund was above median.8 Second, Morningstar gave an “Average” risk rating to Target Fund and a “Below Average” risk rating to Acquiring Fund among Funds in their shared category.9 Third, Acquiring Fund’s average turnover (52%) is nearly double that of Target Fund (27%). Nonetheless, other attributes of the Funds’ portfolios show the similarity of the Funds’ goals and strategies: the Funds had similar yields (1.69% for Target Fund and 1.96% for Acquiring Fund) and nearly identical price-to-earnings ratios (16.0 and 16.3, respectively).

The specific characteristics described above do not constitute fixed aspects of the Funds’ investment strategies. Rather, they reflect the fact that the similarities between the Funds’ investment strategies led them to react similarly to market conditions in existence prior and without reference to the proposal to merge Target Fund into Acquiring Fund.

Given the similarity of the Funds, at least 33- 1/3 % of Target Fund’s portfolio assets would not be required to be sold in order to comply with Acquiring Fund’s investment objectives, strategies, policies, risks and restrictions. Acquiring Fund has no record, plan or intention of changing any of its investment objectives, strategies, policies, risks or restrictions following the acquisition. Acquiring Fund will invest all assets acquired from Target Fund in a manner consistent with the Funds’ shared investment strategies as described above and as reflected in the portfolio data described above.

[7]	The industry categories Morningstar uses are service: healthcare services, consumer services, business services, financial services; information: software, hardware, media, telecommunications; and manufacturing: consumer goods, industrial goods, energy, utilities.
[8]	Morningstar rates mutual funds with 1 to 5 stars based on how the fund has performed (adjusted for risk and sales charges) in comparison to other funds within the same Morningstar category, with one star representing the bottom 10% of funds and 5 stars representing the top 10%. An overall rating is produced by combining the three-, five- and 10-year ratings.
[9]	Morningstar provides a risk rating for mutual funds of “Low,” “Below Average,” “Average,” “Above Average,” or “High” based on the variation in a fund’s monthly returns as compared to other funds within the same Morningstar category, with “Low” risk representing the 10% of funds in the category with the lowest risk rating and “High” representing the 10% of funds in the category with the highest risk rating. An overall rating is produced by combining three-, five- and 10-year ratings.

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Based on the foregoing representations and assumptions and our review of the documents and items referred to above, we are of the opinion that, subject to the final two paragraphs hereof, for U.S. federal income tax purposes:

(i)	The Transaction will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and Acquiring Fund and Target Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)	Under Sections 361 and 357 of the Code, no gain or loss will be recognized by Target Fund upon the transfer of its assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund, or upon the distribution of Acquiring Fund Shares by Target Fund to its shareholders in liquidation;

(iii)	Under Section 354 of the Code, no gain or loss will be recognized by Target Fund shareholders upon the exchange of their Target Fund shares for Acquiring Fund Shares;

(iv)	Under Section 358 of the Code, the aggregate tax basis for the Acquiring Fund Shares received by each Target Fund shareholder pursuant to the Transaction will be the same as the aggregate tax basis of the Target Fund shares exchanged therefor;

(v)	Under Section 1223(1) of the Code, a Target Fund shareholder’s holding period for the Acquiring Fund Shares received in the Transaction will include the period during which the Target Fund shares exchanged therefor were held by such shareholder (provided the shareholder held the Target Fund shares as capital assets on the Closing Date);

(vi)	Under Section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Target Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund;

(vii)	Under Section 362(b) of the Code, Acquiring Fund’s tax basis in Target Fund assets acquired by Acquiring Fund in the Transaction will be the same as the tax basis of such assets in the hands of Target Fund immediately prior to the Transaction;

(viii)	Under Section 1223(2) of the Code, the holding periods in the hands of Acquiring Fund of the assets of Target Fund acquired by Acquiring Fund in the Transaction will include the periods during which those assets were held by Target Fund; and

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(ix)	Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

We express no view with respect to the effect of the Transaction on any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or upon the termination thereof, or (ii) upon the transfer of such asset regardless of whether such transfer would otherwise be a non-taxable transaction.

In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service (the “IRS”). In that ruling, the IRS held that the so-called “continuity of business enterprise” requirement necessary for tax-free reorganization treatment was not met in the case of an acquisition of an investment company which invested in corporate stocks and bonds by an investment company which invested in municipal bonds. Specifically, the IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds. We believe that the IRS’s conclusion in this ruling has always been questionable. In addition, a series of private letter rulings issued in July of 2005 suggests that the IRS’s position on this issue is evolving: the IRS relied upon historic business representations to conclude that the reorganizations satisfied the continuity of business enterprise requirement. However, even if the IRS’s 1987 revenue ruling were a correct statement of law, the facts of the Transaction would be distinguishable from those in the ruling.

We believe that Acquiring Fund and Target Fund are both engaged in the same line of business: each is an open-end management investment company that seeks capital appreciation and current income, by investing primarily in large-cap value stocks. After the Transaction, Acquiring Fund will continue that line of business for the benefit of the stockholders of both Target and Acquiring Funds. While Acquiring Fund will dispose of securities formerly held by Target Fund, these dispositions will be fully consistent with the shared historic investment policies of both Funds and all proceeds generated by such dispositions will be reinvested in a manner fully consistent with such policies. In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Target Fund for the benefit of, among others, the historic stockholders of Target Fund, and that the continuity of business enterprise doctrine should, as a result, be fulfilled. However, because Revenue Ruling 87-76 is the only ruling on which taxpayers can rely (i.e., the only ruling that is not a private letter ruling) dealing specifically with the application of the “continuity of business enterprise” requirement to a reorganization involving investment companies, our opinion cannot be free from doubt. No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above.

Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP